Exhibit 14.1



WASHINGTON TRUST BANCORP, INC. AND ALL SUBSIDIARIES INCLUDING THE WASHINGTON TRUST COMPANY

CODE OF ETHICS AND STANDARDS OF PERSONAL CONDUCT

Amended by the Board of Directors on December 15, 2011

I.   PURPOSE:

This Code of Ethics (this "Policy") establishes the standards of ethical business behavior and personal conduct for all the members of Washington Trust Bancorp, Inc. (the "Bancorp") and subsidiaries, which together are referred to as the "Corporation" in this Policy. The purpose of this Policy is to safeguard the Corporation's tradition of strong moral, ethical, and social standards of conduct.

II.   SCOPE:

This Policy applies to all directors, officers and employees of the Corporation.

III.   OVERALL POLICY:

The Corporation's reputation and continued success is dependent upon the conduct of its directors, officers and employees. Each director, officer and employee, as a custodian of the Corporation's good name, has a personal responsibility to ensure that his or her conduct protects and promotes both the letter of this Policy and its spirit of ethical conduct. Your adherence to these ethical principles is fundamental to the Corporation's future success.

To this end, this Policy addresses the following specific areas:

1. Conflicts of Interest
2. Compliance with Laws, Rules and Regulations
3. Insider Trading
4. Protection of Confidential Information
5. Accuracy of Records
6. Public Statements and Quality of Public Disclosures
7. Protection and Proper Use of Corporation Assets and Technology
8. Investments
9. Receipt of Gifts or Personal Benefits
10. Outside Employment
11. Board Directorships and Outside Investments
12. Political Contributions
13. Recommendations to Customers
14. Financial Responsibility

The Corporation encourages its directors, officers and employees to refer to this Policy frequently to ensure that they are acting within both the letter and the spirit of this Policy. The Corporation also understands that this Policy will not contain the answer to every situation you may encounter or every concern you may have about conducting the Corporation's business ethically and legally. In these situations, or if you otherwise have questions or concerns about this Policy, the Corporation encourages each officer and employee to speak with the Senior Vice President, Human Resources.

The Corporation's directors, officers and employees generally have other legal and contractual obligations to the Corporation. This Policy is not intended to reduce or limit the other obligations that you may have to the Corporation. Instead, the standards in this Policy should be viewed as the minimum standards that the Corporation expects from its directors, officers and employees in the conduct of the Corporation's business.

It is the policy of the Corporation to investigate any possible or apparent infraction of this Policy and, when appropriate, to impose and enforce appropriate disciplinary measures, which will be determined in the Corporation's sole discretion and may include, but are not limited to, counseling; oral or written reprimands; warnings; probation or suspension with or without pay; demotions; reductions in salary; termination of employment or service; and restitution.

IV. SPECIFIC POLICIES:

1. Conflicts of Interest

   a. Directors, officers and employees of the Corporation are expected to conduct their private business and personal activities in a manner that avoids actual or potential conflicts of interest with the Corporation or the Corporation's customers. A "conflict of interest" is any situation where an individual has two or more interests that are mutually incompatible or appear to be mutually incompatible. For example, a director, officer or employee who has a personal financial interest in a business or venture, or who serves on the board of a nonprofit organization, that conducts business with the Corporation may have a conflict of interest with the Corporation.

   b. Any transaction involving a director, officer or employee of the Corporation must be conducted at arm's length, on terms not less favorable than terms available to an unaffiliated third party under the same or similar circumstances. In accordance with Regulation O, any transaction with a director or officer of the Corporation requiring Board action shall be disclosed to the Board prior to any action being taken, and any such transaction not requiring Board approval shall be reported to the Board at least annually.

   c. No director, officer or employee may participate or otherwise exert influence in any customer or vendor interaction in which he or she has a present or a prospective financial, business, or family relationship. This includes, but is not limited to, approval, review, recommendation, account management or oversight for products, services, and functions throughout all business lines.

   d. Directors, officers and employees may not personally transact business or process information for themselves or on accounts in which they have a direct or indirect interest, nor receive remuneration (in the form of commissions, etc.) for such business or account activity. This includes, but is not limited to, accounts owned by immediate family members (i.e., parents, siblings, children, grandchildren, including in-laws and adoptive relationships, and any other members of your household) or involving any other close personal relationship which could be construed as a conflict of interest. Transacting business includes, but is not limited to, teller transactions (e.g., cashing checks, taking deposits or payments, selling travelers checks or savings bonds); account opening/modifying or file maintenance; charging, modifying or waiving fees; taking a loan or deposit application; serving as account officer or relationship manager; or any other processing, modifications, or approvals.

2. <u>Compliance with Laws, Rules and Regulations</u>

The Corporation seeks to conduct its business in compliance with both the letter and the spirit of applicable laws, rules and regulations. No director, officer or employee shall engage in any unlawful activity in conducting the Corporation's business or in performing his or her day-to-day company duties, nor shall any director, officer or employee instruct others to do so. This Policy specifically prohibits any director, officer or employee from soliciting for themselves or for a third party (other than the Corporation itself) anything of value from anyone in return for any business, service or confidential information of the Corporation and accepting anything of value (other than bona fide salary, wages and fees referred to in 18 U.S.C. 215(c)) from anyone in connection with the business of the Corporation either before or after a transaction is discussed or consummated.

3. <u>Insider Trading</u>

a. It is illegal for any director, officer or employee of the Corporation to trade in the securities of the Bancorp while in possession of material, non‑public information about the Corporation. It is also illegal for any director, officer or employee of the Corporation to give material, non‑public information about the Corporation to others who may trade on the basis of that information. These illegal activities are commonly referred to as "insider trading." In order to comply with federal and state securities laws governing insider trading, the Corporation has adopted this Policy, which expressly prohibits any director, officer or employee of the Corporation from engaging in insider trading. The same restrictions that apply to you also apply to your spouse, significant other, child, parent or other family member, in each case, living in the same household, and to any investment fund, trust, retirement plan, partnership, corporation or other entity over which you have the ability to influence or direct investment decisions concerning securities. You are responsible for ensuring compliance with this Policy by all such persons affiliated with you. All directors, officers with the title of Senior Vice President and above, and other designated employees are required to follow procedures to "pre-clear" all transactions involving Bancorp securities, as set forth in the Insider Trading Procedures.

b. Information about the Corporation is "material" if it could reasonably be expected to affect the investment or voting decisions of a shareholder or investor, or if the disclosure of the information could reasonably be expected to significantly alter the total mix of the information in the marketplace about the Corporation. In simple terms, material information is any type of information that could reasonably be expected to affect the market price of the Corporation's securities. Both positive and negative information may be material. The Securities and Exchange Commission (the "SEC") has stated that there is no fixed quantitative threshold amount for determining materiality, and that even very small quantitative changes can be qualitatively material if they would result in a movement in the price of the Bancorp's securities. While it is not possible to identify all information that would be deemed "material," the following items are types of information that should be reviewed carefully to determine whether they are material:

- projections of future earnings or losses, or other earnings guidance;

- earnings or revenues that are inconsistent with the consensus expectations of the investment community;

- potential restatements of the Bancorp's financial statements, changes in auditors or auditor notification that the Bancorp may no longer rely on an auditor's audit report;

- pending or proposed mergers, acquisitions, tender offers, joint ventures or dispositions of significant assets;

- changes in management or the Board of Directors;

- actual or threatened litigation or governmental investigations or major developments in such matters;

- developments regarding products, customers, suppliers, orders, contracts or financing sources (e.g., the acquisition or loss of a contract);

- changes in dividend policy, declarations of stock splits, or public or private sales of additional securities;

- potential defaults under the Corporation's credit agreements or indentures, or the existence of material liquidity deficiencies; and

- bankruptcies or receiverships.

c. Material information is "non‑public" if it has not been disseminated in a manner making it available to investors generally. To show that information is public, it is necessary to point to some fact that establishes that the information has become publicly available, such as the filing of a report with the SEC, the distribution of a press release through a widely disseminated news or wire service, or by other means that are reasonably designed to provide broad public access. Before a person who possesses material, non-public information can trade, there also must be adequate time for the market as a whole to absorb the information that has been disclosed. For the purposes of this Policy, information will be considered public after the close of trading on the second full trading day following the Corporation's public release of the information.

d. When you know material, non-public information about the Corporation, you, your spouse or partner, members of your immediate family living in your household, and any trust, partnership or other entity in which you have direct or indirect investment power or authority, generally are prohibited from the following activities:

(1) trading in the Bancorp's securities, which includes common stock, options to purchase common stock, any other type of securities that the Bancorp may issue (such as preferred stock, convertible debentures, warrants, exchange-traded options or other derivative securities), and any derivative securities that provide the economic equivalent of ownership of any of the Bancorp's securities or an opportunity, direct or indirect, to profit from any change in the value of the Bancorp's securities;

(2) having others trade for you in the Bancorp's securities;

(3) giving trading advice of any kind about the Bancorp except that you should, when appropriate, advise others not to trade if doing so might violate the law or this Policy;

(4) disclosing material, non-public information about the Corporation to anyone else who might then trade, or recommending to anyone that they purchase or sell the Bancorp's securities when you are aware of material, non-public information (these practices are known as "tipping"); and

(5) having an "open order trade" where a broker is given directions to buy or sell Bancorp stock at a set price without first obtaining your consent before executing the trade.

These prohibitions continue whenever and for as long as you know material, non-public information. Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

e. In addition, it is the policy of the Corporation that no director, officer or employee of the Corporation who, in the course of working for the Corporation or one of its affiliates or subsidiaries, learns of any material, non-public information about any company, may trade in that company's securities until the information becomes public or is no longer material.

    f.   Penalties for violating insider trading and tipping rules can be severe and include imprisonment for up to 20 years, civil fines of up to three times the profit gained or loss avoided by the trading, and criminal fines of up to $5 million. There also may be liability to those damaged by the trading. A company and/or the supervisor of the person engaged in insider trading may be liable for a civil fine of up to the greater of $1.275 million or three times the profit gained or loss avoided as a result of the employee's insider trading violation, as well as criminal penalties of up to $25 million, and under certain circumstances could be subject to private lawsuits.

    g.   Violation of the policies set forth in this Section 3 or any federal or state insider trading laws may subject the person violating such policy or laws to disciplinary action by the Corporation up to and including termination. The Corporation reserves the right to determine, in its own discretion and on the basis of the information available to it, whether this Section 3 has been violated. The Corporation may determine that specific conduct violates this Section 3, whether or not the conduct also violates the law. It is not necessary for the Corporation to await the filing or conclusion of a civil or criminal action against the alleged violator before taking disciplinary action.

4.   <u>Protection of Confidential Information</u>

    a.   Financial institutions by their very nature have access to a variety of confidential information, which includes all non-public information that might be of use to competitors or harmful to the Corporation or its customers if disclosed. Directors, officers and employees may not disclose, distribute or use, either during or subsequent to their service with the Corporation, any confidential information, except as authorized by the Corporation; as required by applicable law, rule, or regulation; or pursuant to an applicable legal proceeding.

    b.   Confidential information may not be disclosed to any person not authorized by the Corporation, including directors, officers and employees of the Corporation (other than as necessary in order for you to carry out your duties as a director, officer or employee), family members, or associates of any director, officer or employee. In addition, Corporation employees must be mindful of the separation of the wealth management and commercial banking functions at the Corporation, so that all exchange of information and treatment of a customer adhere to the separation of these two functions.

    c.   Directors, officers and employees should avoid discussion of confidential information in public places, including in Internet blogs, chat rooms, forums, wikis, Facebook, Twitter, LinkedIn or any other social networking media website. Directors, officers and employees must return all of the Corporation's confidential and/or proprietary information in his/her possession to the Corporation when they cease to be employed by or otherwise serve the Corporation.

    d.   Confidential information may only be used by directors, officers and employees for legitimate Corporation purposes.

5.   <u>Accuracy of Records</u>

The integrity, reliability and accuracy in all material respects of the Corporation's books, records and financial statements is fundamental to the Corporation's continued and future business success. No director, officer or employee may cause the Corporation to enter into a transaction with the intent to document or record it in a deceptive or unlawful manner. In addition, no director, officer or employee may create any false or artificial documentation or book entry for any transaction entered into by the Corporation. Similarly, officers and employees who have responsibility for accounting and financial reporting matters have a responsibility to accurately record all funds, assets and transactions on the Corporation's books and records.

6. <u>Public Statements and Quality of Public Disclosures</u>

    a. The Corporation is committed to providing its shareholders with complete and accurate information about its financial condition and results of operations as required by the securities laws of the United States. It is the Corporation's policy that the reports and documents it files with or submits to the SEC, and earnings releases and similar public communications made by the Corporation, include fair, timely and understandable disclosure. Officers and employees who are responsible for these filings and disclosures, including the Corporation's principal executive, financial and accounting officers, must use reasonable judgment and perform their responsibilities honestly, ethically and objectively in order to ensure that this disclosure policy is fulfilled. The Corporation's senior management are primarily responsible for monitoring the Corporation's public disclosures.

    b. Although the Corporation has a policy of maintaining good relations with all news media and tries to accommodate media inquiries, there is much information concerning the Corporation that should not be made available to the public. This includes material, non-public information about the Corporation, confidential and/or personal, non-public information about corporate customers which the Corporation has a responsibility not to divulge as well as information which may be valuable to a competitor. For these and other reasons, you should not under any circumstances provide information or discuss matters involving the Corporation with the news media, any broker-dealer, analyst, investment banker, investment advisor, institutional investment manager, investment company or stockholder, even if you are contacted directly by such persons, without express prior authorization. This restriction applies whether or not you identify yourself as associated with the Corporation. You should refer all such contact or inquiries to the Chairman, Chief Financial Officer or Senior Vice President, Marketing.

    c. All directors, officers and employees of the Corporation are prohibited from making any comments or postings about the Corporation, or responding to comments or postings about the Corporation or the Corporation's business made by others, in Internet chat rooms, bulletin boards, blogs, chat rooms, forums, wikis, Facebook, Twitter, LinkedIn or any other social networking media website. You may encounter information about the Corporation on the Internet that you believe is harmful or inaccurate, or other information that you believe is true or beneficial for the Corporation. Although you may have a natural tendency to deny or confirm such information, any sort of response, even if it presents accurate information, could be considered improper disclosures by you and the Corporation and could result in legal liability.

7. <u>Protection and Proper Use of Corporation Assets and Technology</u>

    a. Employees, officers and directors are expected to take steps to ensure that the Corporation's assets (including, without limitation, the Corporation's intellectual property or work product created by Corporation employees using Corporation intellectual property) are used only for legitimate business purposes. Theft and misuse of the Corporation's assets is prohibited.

    b. Information, whether on a computerized system or other media, is an asset of the Corporation. The Corporation has the right to review all information on any of its systems.

    c. Director, officer and employee use of the Corporation's technology, software and equipment, including personal computers and telecommunication systems, must be consistent with an individual's job function and applicable Corporation policies. Limited use of Corporation-licensed software and equipment for non-profit organizations is acceptable with prior written approval of the relevant department manager of the Corporation. It is illegal and against Corporation policy to make any unauthorized copies of Corporation software.

d. No director, officer or employee may use official Corporation stationery, email, phones, fax or other media identifying the Corporation in personal matters where such use would imply endorsement from the Corporation.

e. No employee may review customer (including customers who are employees) information unless such employee has a demonstrated valid business purpose. Account surfing or the casual review of customer account or other information is prohibited.

f. Passwords and user IDs are assigned to each user and should not be shared with or divulged to any other party, including other employees.

g. Employees are prohibited from sending unencrypted information that contains confidential information through any internet-based delivery mechanism including, but not limited to, e-mail and File Transfer Protocol.

h. All employees who are authorized to transport non-public customer information or other confidential information outside of Corporation premises must take appropriate security precautions to ensure against the loss, destruction, or unauthorized access of such data. Care should be taken to protect such information from casual viewing by unauthorized individuals. Such information should be returned to Corporation premises as soon as practicable. In no event should any non-public customer information or other confidential information be stored off Corporation premises, unless specifically authorized.

i. It is the responsibility of each employee to abide by all Corporation technology policies.

8. <u>Investments</u>

a. No investment interest, direct or indirect, in any of the Corporation's customers or suppliers is permitted except as outlined in Sections 8.b and 8.c below. Any exceptions to the foregoing must be approved in advance by the Chairman of the Bancorp. This prohibition applies to all directors, officers and employees of the Corporation and their families and to all forms of investment including, but not limited to, securities, investment in a proprietorship, joint venture, or similar business activities.

b. Investments are permitted in companies which are customers and/or suppliers if such securities are listed on an organized exchange, or are traded in the over-the-counter market, or if it is otherwise evident and clear that such investments are not being made on any terms that are more favorable than those terms available to the general public, subject to the following restrictions:

(1) No director, officer or employee may accept preferential treatment in the form of an allocation of "hot" issues by a broker, investment banker, issuer, or other seller of securities.

(2) As discussed in Section 3 above, it is illegal to trade in the securities of a company while in the possession of material, non-public information about the company.

c. Investments in limited partnership interests are permitted if it is evident that such investments are not being made on terms more favorable than those that are available to the general public. In the case of investments in limited partnership interests, it is important that an individual's investment be only one of several such interests sold to the general public and in such amounts as are prudent for a person maintaining a financial condition within conservative limits.

e. Individuals who have responsibility for making Corporation investment decisions are prohibited from in-and-out or speculative trading of Bancorp securities or those of Wealth Management customers. For these purposes, in-and-out or speculative trading means trading of securities,

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including so-called "day trading", unless the transactions were made in accordance with a pre-existing investment program or, in the case of securities held for a Wealth Management customer, were made at the written direction of such customer.

f. Employees of the Wealth Management Department, Weston Financial Group and certain other Corporation employees who meet the definition of "employees subject to reporting" are required to provide quarterly disclosure statements for securities transactions in personally owned accounts in which the employee has the authority to direct buys and sells. The disclosure is required, within ten days of hire and thereafter, for each reporting quarter. The employee subject to reporting is to complete the required form and provide detail of buys and sells incurred during that reporting period in excess of $10,000 of cumulative buys and sells. This dollar threshold exempts reporting of mutual funds and government securities. The reporting will be made in compliance with the Corporation's Policy and Procedure for Personal Securities Transactions Reporting and will be maintained by the Compliance Department.

9. Receipt of Gifts or Personal Benefits

a. No director, officer or employee, nor any spouse, child or other member of the household of a director, officer or employee, is permitted to solicit, retain, or accept any of the following items from an existing or prospective Corporation customer, supplier, competitor or person doing business with the Corporation:

(1) non-cash gifts (other than nominal gifts of less than $100 on an annual basis);

(2) entertainment that includes services or price concessions not available to the general public;

(3) cash, gift cards or gift certificates; or

(4) personal benefits (*i.e.*, any type of favor, service, loan, fee, discount or other compensation).

b. Notwithstanding the foregoing, any director, officer or employee may accept the following:

▪ Gifts, gratuities, amenities or favors based on obvious family or personal relationships (such as those between the parents, children or spouse of a Corporation official) where the circumstances make it clear that it is those relationships rather than the business of the Corporation concerned which were the motivating factors;

▪ Meals, refreshments, entertainment, accommodations or travel arrangements, all of reasonable value, in the course of a meeting or other occasion, the purpose of which is to hold bona fide business discussions or to foster better business relations, provided that the expense would be paid for by the Corporation as a reasonable business expense if not paid for by another party. In determining reasonable value, a general guideline is a total value that does not exceed both (i) an aggregate per person limit of $200 annually; and (ii) an aggregate per event limit of $500 to all benefiting directors, officers or employees.

In order to be considered a bona-fide business purpose, the other party must be in attendance at the event. Further, employees and directors are prohibited from accepting meals, refreshments, entertainment, accommodations or travel arrangements extended to the spouse or other guest(s).

Entertainment, accommodations or travel arrangements should not be accepted from a vendor who is participating in an active Request for Proposal (RFP) process or whose aggregate potential or actual revenue paid by the Corporation to the vendor exceeds $50,000 annually regardless of RFP status. Meals and refreshments of nominal value are acceptable.

Client events (sponsored by a vendor of the Corporation) are exempted from this rule provided that the event is offered to a group of clients and intended for educational or client networking purposes. Charitable events are also exempted from this rule, provided their value is not excessive.

- Loans from other banks or financial institutions on customary terms to finance proper and usual activities of Corporation officials, such as home mortgage loans, except where prohibited by law;

- Advertising or promotional material of reasonable value, such as pens, pencils, note pads, key chains, calendars and similar items;

- Discounts or rebates on merchandise or services that do not exceed those available to other customers;

- Gifts of reasonable value that are related to commonly recognized events or occasions, such as a promotion, new job, wedding, retirement, holiday or birthday (the Corporation may establish a specific dollar limit for such an occasion); or

- Civic, charitable, educational, or religious organization awards for recognition of service and accomplishment (the Corporation may establish a specific dollar limit for such an occasion).

c. If a gift, entertainment, or personal benefit does not clearly fall within the exceptions noted in this section, the recipient must either tactfully refuse, citing this Policy, or consult with the Senior Vice President, Human Resources, Chairman or Chairperson of the Audit Committee of the Board of Directors.

10. Outside Employment

Outside employment for officers and employees is permissible if it does not interfere, compete or conflict with the Corporation's interests. Such employment may not hinder in any way the employee's ability to meet the responsibilities and demands of his or her work for the Corporation or conflict with or adversely affect in any way the image of the Corporation. Any outside employment that is directly or indirectly related to the financial industry or the Corporation's functions, activities or other similar fields must be approved in advance by the Senior Vice President, Human Resources. The Corporation, acting through the Senior Vice President, Human Resources, will have full authority and discretion to make all determinations relating to the permissibility of outside employment and any such determination will be binding on the employee.

11. Board Directorships and Outside Investments

a. No director, officer or employee shall serve as director of a board except that of a nonprofit organization, without prior notification to the Chairman of the Bancorp or Chairperson of the Audit Committee of the Board of Directors.

b. In addition to the restrictions outlined in Section 8, no officer or employee of the Corporation shall become a partner or stakeholder in a business or economic venture without prior approval of the Chairman of the Bancorp. No director shall become a partner or stakeholder in a business or economic venture (other than that of a passive investor holding a 5% interest or less) without prior notification to the Chairman of the Bancorp or the Chairperson of the Audit Committee of the Board of Directors.

12. <u>Political Contributions</u>

   a. It is the Corporation's policy not to contribute money (in any form), property, or services to any government official, political party, political action committee, or candidate whether local, state, or federal. It follows that the Corporation is prohibited from offering or allowing the use of its facilities, equipment, and personnel in connection with any federal, state, or local election or campaign.

   b. Directors, officers and employees may, and are encouraged to, engage in any governmental, regulatory, and elective process in which they are interested. In doing so, each director, officer and employee must act only on his/her own behalf and not give any representation that he or she represents the Corporation.

13. <u>Recommendations to Customers</u>

   Officers and employees of the Corporation may not recommend attorneys, accountants, insurance agents, stockbrokers, real estate agents, or similar individuals or companies to customers or others asking for the Corporation's input, unless several names are provided without any indication of preference.

14. <u>Financial Responsibility</u>

   All directors, officers and employees of the Corporation should conduct their financial affairs in a responsible manner.

V.   ADMINISTRATION AND RESPONSIBILITIES:

1. The primary accountability and responsibility for this Policy rests with each individual director, officer and employee. However, each supervisor and manager of the Corporation has the additional responsibility to demonstrate by example what compliance with this Policy means.

2. It is the policy of the Corporation to investigate any possible or apparent infraction of this Policy and, when appropriate, to impose and enforce appropriate disciplinary measures, which will be determined in the Corporation's sole discretion and may include, but are not limited to, counseling; oral or written reprimands; warnings; probation or suspension with or without pay; demotions; reductions in salary; termination of employment or service; and restitution.

3. Any director, officer or employee who believes any fraud, false entry, substantial error, embezzlement, misconduct, or other violation of this Policy has occurred, is occurring, or may be about to occur, is required to report such event, without delay to the Senior Vice President, Human Resources.

4. Any concerns or questions regarding potential violations of this Policy (or any other company policy or procedure, or applicable law, rules or regulations) involving accounting, internal accounting controls, auditing or securities law matters should be directed to the Senior Vice President, Human Resources, who will immediately report to the Chairman of the Bancorp, the Director of Internal Audit, and the Chairperson of the Audit Committee of the Board of Directors. If a director, officer or employee does not feel comfortable submitting a complaint in accordance with these procedures or if they feel that a previously submitted complaint was not adequately addressed, he or she may contact the Chairperson of the Audit Committee of the Board of Directors directly at P.O. Box 417, Westerly, RI 02891-9940.

5. If any officer or employee is uncomfortable reporting violations in person, complaints can be made anonymously or confidentially by writing to the Director of Internal Audit at P.O. Box 417, Westerly, RI 02891-9940.

6. The Corporation expressly forbids any retaliation against any officer or employee who, acting in good faith on the basis of a reasonable belief, reports suspected misconduct. Specifically, the Corporation will not discharge, demote, suspend, threaten, harass or in any other manner discriminate against, such an officer or employee in the terms and conditions of his or her employment. Any person who participates in any such retaliation is subject to disciplinary action, including termination. Please see the Corporation's Employment Handbook.

7. The Human Resources Department is responsible for distributing this Policy annually to each director, officer and employee, as well as obtaining an acknowledgment that the Policy has been reviewed. The Senior Vice President, Human Resources will report to the Audit Committee regarding any concerns raised during this annual acknowledgment process.

8. Any question that any director, officer or employee may have regarding the meaning or interpretation of any part of this Policy shall be presented to the Senior Vice President, Human Resources.

9. Whenever the Chairperson of the Audit Committee of the Board of Directors is informed or otherwise becomes aware of any matter concerning compliance with, or the meaning or interpretation of, this Policy, the Chairperson shall report such matter promptly to the full Audit Committee. The Audit Committee may engage independent counsel to advise it in connection with any matter of which it becomes aware under this Policy or otherwise.

10. No waiver of any provisions of this Policy for the benefit of a director or an executive officer (which includes, without limitation, for purposes of this Policy, the Bancorp's principal executive, financial and accounting officers) shall be effective unless (i) approved by the Board of Directors or, if permitted, a committee thereof, and (ii) if applicable, such waiver is promptly disclosed to the Bancorp's shareholders in accordance with applicable U.S. securities laws and/or the rules and regulations of the exchange or system on which the Bancorp's shares are traded or quoted, as the case may be. Any waivers of the Policy for other employees may be made by the Senior Vice President, Human Resources, the Board of Directors or, if permitted, a committee thereof.

11. All amendments to this Policy must be approved by the Board of Directors or a committee thereof and, if applicable, must be promptly disclosed to the Bancorp's shareholders in accordance with applicable U.S. securities laws and/or the rules and regulations of the exchange or system on which the Bancorp's shares are traded or quoted, as the case may be.

Code of Ethics Acknowledgment

I acknowledge that I have reviewed the Corporation's *Code of Ethics and Standards of Personal Conduct*, and within its meaning, both expressed and implied, I make this report for myself and my immediate family.

(Please answer each question "No" or "Yes".)

1. Are you a shareholder or do you have a financial interest either directly or indirectly in:

    a. A competing institution of the Corporation such as a bank, savings and loan association, finance company, etc. with an ownership interest of 1% or $250,000 or more? _____ If "Yes", please indicate the institution and the approximate ownership value (shares/price). _____

    b. A supplier of goods and services or other principal dealings with the Corporation?

2. Since your last Code of Ethics Acknowledgment was signed, have you participated in or are you presently participating in any business venture(s) or transaction(s) with a customer, vendor, or other entity doing business with the Corporation with which you have direct administrative responsibility, selection/approval authority or are in a capacity to make decisions regarding this customer, vendor or other entity?

3. Are you indebted to a customer, vendor or other entity doing business with the Corporation other than recognized lending institutions?

4. Are there any circumstances or other matters of a personal or family nature, direct or indirect, which could conflict with the interests of the Corporation or any of its affiliates?

5. Are you a director of any company/corporation, other than the Corporation, that is operated for a profit?

6. Since your last Code of Ethics Acknowledgment was signed, have you (or your spouse, child or other member of your household) received from a customer, vendor, or other entity doing business with the Corporation:

    ▪ Any discount, concession, benefit, gift, travel, vacation, entertainment or other item of value in excess of $100.00 which is not readily available to the general public?

    ▪ Meals, refreshments, entertainment, accommodations or travel arrangements (excluding client and charitable events), with a value in excess of (a) an aggregate per person limit of $200 annually; or (b) an aggregate per event limit of $500 to all benefiting directors, officers or employees? _____

    ▪ Any entertainment, accommodations or travel arrangements (excluding client and charitable events) from a vendor who is participating in an active RFP process or whose aggregate potential or actual revenue paid by the Corporation to the vendor exceeds $50,000 annually regardless of RFP status?

I WISH TO REPORT THE FOLLOWING INFORMATOIN ON THE "YES"ANSWERS TO THE ABOVE QUESTIONS. (USE THE BACK OF THIS SHEET OR ADDITIONAL SHEETS, AS NEEDED.)

_____

_____

_____

I am in full compliance with all aspects of the Corporation's *Code of Ethics and Standards of Personal Conduct* and have reported to the Chairman; Senior Vice President, Human Resources; Director of Internal Audit; or Chairperson of the Audit Committee, any policy exceptions of which I am aware.

Signature: _____

Printed Name: _____   Date: _____

Please Forward You Signed Form To Human Resources